                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                      EURO TRADE & FORFAITING, INC.

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                            (Name of Issuer)

                     Common Stock, $0.001 Par Value

--------------------------------------------------------------------------
                     (Title of Class of Securities)

                               29870X 10 3

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                             (CUSIP Number)

     Roger Griffin, Aston Corporate Trustees Limited, 19 Peel Road,
                        Douglas, Isle of Man, LM1 41S
                          Telephone (01626) 626591

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   (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              February 22, 2000

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           (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

CUSIP No.     29870X 10 3
          -----------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

          The Mayflower Trust
     ----------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization     Isle of Man
                                          ---------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ----------------
     ficially           (8)  Shared Voting Power     11,000,000
     Owned by                                    -------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         ----------------------
     With               (10) Shared Dispositive Power     11,000,000
                                                      --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                   11,000,000
                                                             -------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     64.9%
                                                        ------------------

14)  Type of Reporting Person            00
                               -------------------------------------------


                                                         Page 2 of 7 Pages

CUSIP No.     29870X 10 3
           ------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

         Aston Corporate Trustees Limited
     ------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -------------------------------------------------------

4)   Source of Funds
                     ----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     --------------------------------------------------------------------

6)   Citizenship or Place of Organization     Isle of Man
                                          ----------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              -----------------
     ficially           (8)  Shared Voting Power     11,000,000
     Owned by                                    --------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -----------------
     With               (10) Shared Dispositive Power   11,000,000
                                                      ---------------

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                  11,000,000
                                                            -------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     --------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     64.9%
                                                        -----------------

14)  Type of Reporting Person           HC
                              -------------------------------------------


                                                         Page 3 of 7 Pages

CUSIP No.     29870X 10 3
          ------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

             Ponnuswamy Manohar
     -----------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization    Indonesian
                                          ----------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              -----------------
     ficially           (8)  Shared Voting Power     0
     Owned by                                    --------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -----------------
     With               (10) Shared Dispositive Power     0
                                                      ---------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person    0
                                                                  --------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

           X
     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)
                                                        ------------------

14)  Type of Reporting Person           IN
                              --------------------------------------------


                                                         Page 4 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.001 par value each of Euro Trade & Forfaiting, Inc. ("Euro Trade"), a Utah corporation, having a principal executive office at 9 King Street, Third Floor, London, England, EC2V 8EA.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of The Mayflower Trust (the "Trust"), its trustee, Aston Corporate Trustees Limited (the "Trustee"), and its protector, Ponnuswamy Manohar (the "Protector"). The Mayflower Trust was created on February 7, 2000. The Trustee is in the business of providing corporate and trustee services and has a registered office at Aston House, Peel Road, Douglas, Isle of Man, LM1 41S. The Protector is a Chartered Accountant, with a principal address at Jl. Metro Alam, IV-TC-29, Pondon, Ind A4, Jakarta, Selatan, Indonesia. See item 6 on pages 2 to 4 of this
Schedule 13D for the citizenship or place of organization of the Trust, the Trustee and the Protector.

The following table lists the names, citizenships, principal business addresses and principal occupations of the directors of the Trustee for the Trust.




==========================================================================
                    RESIDENCE OR                PRINCIPAL
NAME                BUSINESS ADDRESS            OCCUPATION     CITIZENSHIP
==========================================================================


Roger Griffin       19 Peel Road, Douglas,      Chartered      British
                    Isle of Man, LM1 4LS        Accountant
--------------------------------------------------------------------------
Richard Tanner      19 Peel Road, Douglas,      Consultant     British
                    Isle of Man, LM1 4LS
--------------------------------------------------------------------------
David Griffin       19 Peel Road, Douglas,      Chartered      British
                    Isle of Man, LM1 4LS        Secretary
--------------------------------------------------------------------------
Susan Cubbon        19 Peel Road, Douglas,      Administrator  British
                    Isle of Man, LM1 4LS
--------------------------------------------------------------------------
Colin Pearse        19 Peel Road, Douglas,      Consultant     Irish
                    Isle of Man, LM1 4LS
--------------------------------------------------------------------------
Gillain Caine       19 Peel Road, Douglas,      Administrator  British
                    Isle of Man, LM1 4LS
--------------------------------------------------------------------------
Peter Daveney       19 Peel Road, Douglas,      Accountant     British
                    Isle of Man, LM1 4LS
==========================================================================


The present sole beneficiary of the Trust is Mohan Gandi Ben Sinivasan, an Indonesian citizen with a business address at 5 Jalan Pusurran, Menteng, Indonesia.

During the last five years, neither the Trust, the Trustee or the Protector has been, nor to the knowledge of the Trustee have any of its directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The Trust, the Trustee and the Protector have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.


                                                         Page 5 of 7 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.   PURPOSE OF TRANSACTION.

N/A

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The Trust is the beneficial owner of all of the issued and outstanding shares of common stock of Collingwood Investments Limited ("Collingwood"), a company incorporated under the laws of the Bahamas, and North Cascade Limited ("Cascade"), a company incorporated under the laws of the British Virgin Islands.

As disclosed in their respective Schedule 13D's dated October 25, 1999, Collingwood and Cascade beneficially own 4,400,000 and 6,600,000 shares, respectively (collectively, the "Shares"), in the common stock of Euro Trade. Collingwood and Cascade indirectly acquired the Shares in the reorganization of Euro Trade whereby Euro Trade acquired all of the issued and outstanding shares of common stock of Euro Trade & Forfaiting Company Limited, a private U.K. company, from Multikarsa Investama ("Multikarsa") in exchange for the Shares. After the acquisition, Multikarsa assigned all rights to the Shares to Collingwood and Cascade in the share amounts set out above.

The Trustee and the Protector exercise voting power over the Trust, and the Trustee, together with Collingwood and Cascade, exercise voting power over the Shares.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number      Description
     --------------      -----------

          1 Joint Filing Agreement between The Mayflower Trust, Aston Corporate Trustees Limited and Ponnuswamy Manohar, dated February 22, 2000.


                                                         Page 6 of 7 Pages

                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 22, 2000
                                        ----------------------------------
                                                      (Date)

                                        THE MAYFLOWER TRUST by its Trustee
                                        ASTON CORPORATE TRUSTEES LIMITED

                                         By:   /s/ David Griffin
                                        ----------------------------------
                                                   (Signature)

                                             David Griffin, Director
                                        ----------------------------------
                                                 (Name and Title)



                                                 February 22, 2000
                                        ----------------------------------
                                                      (Date)

                                        ASTON CORPORATE TRUSTEES LIMITED

                                         By:   /s/ Susan Cubbon
                                        ----------------------------------
                                                   (Signature)

                                              Susan Cubbon, Director
                                        ----------------------------------
                                                 (Name and Title)


                                                 February 22, 2000
                                        ----------------------------------
                                                      (Date)

                                          By:   /s/ Ponnuswamy Manohar
                                        ----------------------------------
                                                   (Signature)

                                           Ponnuswamy Manohar, Protector
                                        ----------------------------------
                                                 (Name and Title)


                                                         Page 7 of 7 Pages

                               EXHIBIT INDEX

     Exhibit Number         Description
     --------------         -----------

           1 Joint Filing Agreement between The Mayflower Trust, Aston Corporate Trustees Limited and Ponnuswamy Manohar, dated February 22, 2000.